Financial Performance for the Quarter and Year ended March 31, 2022 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Revenue for the Quarter $ 2.72 Bn IT services Growth on Constant Currency Basis: QoQ: 3.1% YoY: 28.5% ₹ 208.6 Bn IT Services Revenue | USD Gross Revenue | INR $ Mn INR Mn

Revenue for the Year $ Mn $ 10.4 Bn IT services Growth on Constant Currency Basis: YoY: 26.9% ₹ 790.9 Bn IT Services Revenue | USD Gross Revenue | INR INR Mn

Operating Margin for the Quarter 17.0 % Operating Profit growth (Wipro Ltd.) QoQ: -1.2% YoY: 2.8% ₹35.1 Bn IT Services Operating Margin Operating Profit (Wipro Ltd.) in INR IT Services Operating Margin refers to our segment results INR Mn

Operating Margin for the Year 17.7 % Operating Profit growth (Wipro Ltd.) YoY: 14.0% ₹140.3 Bn IT Services Operating Margin Operating Profit (Wipro Ltd.) in INR IT Services Operating Margin refers to our segment results INR Mn

Net Income for the Quarter YoY growth Net Income: 3.9% EPS: 4.6% Net income refers to the profit attributable to equity share holders of the company ₹ 30.9 Bn ₹ 5.64 Net Income | INR Earnings Per Share | INR INR Mn INR

Net Income for the Year YoY growth Net Income: 13.2% EPS: 17.0% Net income refers to the profit attributable to equity share holders of the company ₹ 122.2 Bn ₹ 22.35 Net Income | INR Earnings Per Share | INR INR Mn INR

Other highlights Customer count in >$100 Mn account moved from 11 to 19 and > $50Mn account moved from 40 to 50 YoY in FY’22 Order book in ACV terms grew 30% YoY in FY22 Closed 37 large deals resulting in a TCV of over $2.3 billion in FY22 Recently announced acquisition of CAS (Convergence Acceleration Solutions) and Rizing Net headcount add of 45,416 employees YoY in FY’22 Operating cash flow to Net income in FY’22 was at 90.7% The interim dividend of ₹1 and ₹5 declared by the Board at its meetings held on January 14th and March 25th, 2022 shall be considered as the final dividend for the financial year 2021-22

QoQ growth 1.0% to 3.0% We expect the revenue from our IT Services business to be in the range of $2,748 million to $2,803 million* Outlook is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.12, AUD/USD at 0.73, USD/INR at 75.26 and CAD/USD at 0.79

Thank You

Reconciliation of selected GAAP measures to Non-GAAP measures (1/2) Reconciliation of Gross Cash and Net Cash as of March 31, 2022 Reconciliation of Free Cash Flow for three months and year ended March 31, 2022 Notes: For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹75.87, as published by the Federal Reserve Board of Governors on March 31, 2022.

Reconciliation of selected GAAP measures to Non-GAAP measures (2/2) Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn): Three Months ended March 31, 2022 IT Services Revenue as per IFRS $2,721.7 Effect of Foreign currency exchange movement $ (1.3) Non-GAAP Constant Currency IT Services Revenue based on $2,720.4 previous quarter exchange rates Three Months ended March 31, 2022 IT Services Revenue as per IFRS $2,721.7 Effect of Foreign currency exchange movement $ 43.2 Non-GAAP Constant Currency IT Services Revenue based on $2,764.9 exchange rates of comparable period in previous year Year Months ended March 31, 2022 IT Services Revenue as per IFRS $ 10,355.9 Effect of Foreign currency exchange movement $ (33.0) Non-GAAP Constant Currency IT Services Revenue based on $ 10,322.9 exchange rates of comparable period in previous year

Segment Information As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).   Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.   Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM") Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa The two Global Business Lines: iDEAS (Integrated Digital, Engineering & Application Services) will include the following Service Lines - Domain and Consulting, Applications & Data, Engineering and R&D and Wipro Digital iCORE (Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services) will include Integrated Cloud Infrastructure (CIS),Digital Operations (DOP) and Risk and Enterprise Cybersecurity Services (CRS)